June 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Matthew Derby

Jan Woo
Division of Corporation Finance

Office of Technology

Re:	Clear Secure, Inc.

Registration Statement on Form S-1 (File No. 333-256851)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Act”), we wish to advise you that between June 22, 2021 and the date hereof, approximately 5,879 copies of the Preliminary Prospectus, dated June 22, 2021, were distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.

We have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 under the Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m., Eastern Time, on June 29, 2021, or as soon thereafter as practicable, or at such other time as the registrant or its counsel may request by telephone call to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC
ALLEN & COMPANY LLC

As Representatives of the Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Lindsay Drucker Mann
	Name:	Lindsay Drucker Mann
	Title:	Managing Director, Goldman Sachs Investment Banking Division

J.P. MORGAN SECURITIES LLC

By:	/s/ Ilana Foni
	Name:	Ilana Foni
	Title:	Vice President

ALLEN & COMPANY LLC

By:	/s/ Peter DiIorio
	Name:	Peter DiIorio
	Title:	General Counsel

[Signature Page to Underwriters’ Acceleration Request Letter]